Exhibit 16.1

March 11, 2025

Securities and Exchange Commission

100 F Street NE

Washington, DC 20549

Ladies and Gentlemen:

We have been furnished with a copy of the Registration Statement Form F-4. We agree with the statements made in the section titled, “Change in Accountants,” insofar as they relate to our Firm regarding our former client, Xtribe, P.L.C. and the event that occurred on September 30, 2024.

We agree with the statements made in the first four paragraphs of the section titled “Change in Accountants as they relate to our Firm, and that none of the reportable conditions under item 304(a)(1)(iv) of Regulation S-K occurred.

Additionally, we are not in a position to agree or disagree with the statements in the last two paragraphs of the section.

Very truly yours,

/s/ MORISON COGEN LLP

Morison Cogen LLP

Blue Bell, Pennsylvania